EXHIBIT 99.1

News Release

For Immediate Release	Date: March 12, 2026
26-06-TR

Teck Reports 2025 Sustainability Performance

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) has released its 25th annual Sustainability Report, highlighting the company’s 2025 performance in key areas, including support for communities, Indigenous Peoples, health and safety, diversity and climate.

“This report highlights our continued focus on responsibly providing the critical minerals needed for global development and the energy transition,” said Jonathan Price, President and CEO. “As we advance our proposed merger with Anglo American plc and strengthen our sustainability performance, we remain committed to operating safely, supporting local communities and creating long-term value.”

Teck’s 2025 Sustainability Report is prepared in accordance with the Global Reporting Initiative (GRI) Standards for the period January 1–December 31, 2025. The report has also been prepared in accordance with the Sector Standard GRI 14: Mining and Metals Sector 2023 and is aligned with the Sustainability Accounting Standards Board (SASB) Standards.

Our report is in conformance with the member requirements of the International Council on Mining and Metals (ICMM), including the implementation of the ICMM Mining Principles, and any mandatory requirements and corporate-level aspects set out in the Position Statements and the Performance Expectations (PE). Disclosure related to our validation of the ICMM PE can be found here. Teck is also in validated against the Mining Association of Canada’s Towards Sustainable Mining (MAC TSM) Protocols. Disclosure related to our self-assessments and verification on the TSM Protocols can be found on the MAC TSM website.

For the full report, please click here. Other reports, including the 2025 Annual Report are also available on our Disclosure Portal.

Forward-Looking Statements
This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information can be identified by statements that certain actions, events or results “may”, “could”, “should”, “believe”, “would”, “expect”, “continue”, “might” or “will” be taken, occur or achieved. Forward-looking statements include statements relating to Teck’s focus on responsibly providing the critical minerals needed for global development and the energy transition, the proposed merger with Anglo American plc, and the potential to strengthen sustainability performance.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, our ability to implement our sustainability strategy and related governance processes, our ability to satisfy the conditions of closing of the proposed merger, our ability to operate safely, support local communities and create long-term value, our ability to obtain and maintain permits, the regulatory framework remaining defined and understood, and other considerations that are believed to be appropriate in the circumstances. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary include, but are not limited to, risks relating to our ability to implement our sustainability strategy and related governance processes, our ability to satisfy the conditions of closing of the proposed merger, our ability to operate safely, support local communities and create long-term value, our ability to obtain and maintain permits, changes in the regulatory framework and the presence of laws and regulations that may impose restrictions on mining, the timing and ability of Teck to obtain and maintain required approvals and permits, community, non-governmental and governmental actions, stakeholder and Indigenous peoples’ actions, risks related to mining construction and operation activities, the ability to continue current operations, metal and commodity prices, the global economic climate, and changes or deterioration in general economic conditions. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document, except as may be required under applicable securities laws.

About Teck
Teck is a leading Canadian resource company focused on responsibly providing metals essential to economic development and the energy transition. Teck has a portfolio of world-class copper and zinc operations across North and South America and an industry-leading copper growth pipeline. We are focused on creating value by advancing responsible growth and ensuring resilience built on a foundation of stakeholder trust. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Emma Chapman

Vice President, Investor Relations

+44.207.509.6576

emma.chapman@teck.com

Media Contact:

Dale Steeves

Director, External Communications

236.987.7405

dale.steeves@teck.com